Filed by Rice Acquisition Corp. II pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Rice Acquisition Corp. II (File No. 001-40503)

On June 5, 2023, Rice Acquisition Corp. II (“RONI”) and NET Power, LLC (“NET Power”) issued the press release set forth below, and RONI posted the presentation set forth below on its website at https://ricespac.com/rac-ii, both of which relate to the proposed business combination involving RONI and NET Power (the “Business Combination”).

* * * * *

NET Power and Rice Acquisition Corp. II Announce Gross Proceeds of At Least $670 million and Expect to Close Business Combination on June 8, 2023

●	Gross proceeds raised of at least $670 million, including a minimum of approximately $130 million of cash-in-trust (representing approximately 40% of total cash-in-trust)

●	Business combination expected to close on June 8, 2023, with NET Power expected to begin trading on the New York Stock Exchange under ticker symbol “NPWR” on June 9, 2023

●	Gross proceeds from the transaction will be used to fund corporate operations through planned commercialization in 2026 and accelerate deployments of NET Power’s patented technology, including funding for SN1

June 5, 2023 – DURHAM, NC – NET Power, LLC (“NET Power”), an energy company whose proprietary technology delivers clean, affordable, reliable energy, and Rice Acquisition Corp. II (NYSE: RONI) (“RONI”), a publicly traded special purpose acquisition company, today announced that they expect to close their previously announced business combination on June 8, 2023. The closing is subject to receipt of RONI shareholder approval, with the RONI extraordinary general meeting of shareholders to be held on June 6, 2023. The combined company will operate as NET Power Inc. and its Class A common stock is expected to start trading on the New York Stock Exchange on June 9, 2023, under the ticker symbol “NPWR.”

The transaction is expected to raise at least $670 million in gross proceeds through a combination of an approximately $540 million fully committed PIPE and at least $130 million of cash held in trust. The cash held in trust accounts for a maximum of approximately 60% in preliminary redemption elections and assumes none of such preliminary redemption requests are withdrawn. Redemption requests may be withdrawn until Tuesday, June 6, 2023 at 11:00 am Eastern Time.

Upon completion of the merger, NET Power will have an initial enterprise value of approximately $1.5 billion and a market capitalization in excess of $2.0 billion. The gross proceeds from this transaction will provide NET Power with ample capital to fully fund its corporate operations and grow its backlog of utility-scale power plant projects, with plant deliveries beginning in 2026.

Danny Rice, incoming NET Power CEO, states: “NET Power is uniquely positioned to deliver clean power technology that’s also reliable and affordable, and this highly successful capital raise in a turbulent market reflects the investment community’s belief in our technology and our vision to build a cleaner energy future while creating meaningful shareholder value.”

Advisors

Guggenheim Securities, LLC is acting as lead financial advisor to RONI in connection with the business combination with NET Power. Barclays Capital Inc. is also serving as financial advisor to RONI. Kirkland & Ellis LLP is serving as legal counsel to RONI. Credit Suisse Securities (USA) LLC is acting as financial advisor and capital markets advisor to NET Power. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. is serving as legal counsel to NET Power. Barclays Capital Inc., Citigroup Global Markets Inc. and Janney Montgomery Scott LLC are acting as capital markets advisors to RONI. Barclays Capital Inc. and Citigroup Global Markets Inc. are acting as lead placement agents and Credit Suisse Securities (USA) LLC is acting as co-placement agent on the PIPE. Vinson & Elkins L.L.P. is serving as legal counsel to certain of the financial advisors, capital markets advisors and the placement agents.

About NET Power

NET Power is a clean energy technology company whose mission is to globally deploy affordable and reliable zero-emissions energy. The Company invents, develops, and licenses clean power generation technology. Founded in 2010 and headquartered in Durham, North Carolina, NET Power has received strategic investments from key industry partners including 8 Rivers, Constellation, Occidental, Baker Hughes and SK Group. For more information, please visit https://netpower.com/.

About Rice Acquisition Corp. II

Rice Acquisition Corp. II is led by Danny Rice and Kyle Derham, former executives of Rice Energy, Inc. (“RICE”) and Rice Midstream Partners (“RMP”). In 2018 and 2019, RICE and RMP merged with EQT Corporation (NYSE: EQT) and EQT’s midstream affiliates for over $10 billion to become the largest U.S. natural gas producer. Rice Acquisition Corp. led a 2021 business combination with Archaea Energy LLC and Aria Energy LLC to create Archaea Energy, Inc. (formerly NYSE: LFG), an industry-leading renewable natural gas platform that BP p.l.c. (NYSE: BP) acquired for a cash consideration of $4.1 billion in December 2022, generating a 2.6x return on investment for LFG PIPE investors in approximately one year. Danny Rice currently serves on the board of EQT. The RONI website is https://ricespac.com/rac-ii/.

Important Information about the Transaction and Where to Find It

This press release relates to, among other matters, a proposed business combination transaction involving NET Power and RONI. In connection with the transaction, RONI has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (File No. 333-268975), including a proxy statement and prospectus (the “Proxy Statement/Prospectus”). This document is not a substitute for the Proxy Statement/Prospectus. The definitive Proxy Statement/Prospectus was filed with the SEC on May 10, 2023 and has been sent to all RONI shareholders as of April 18, 2023 (the record date for voting on the proposed transaction). RONI filed a supplement to the Proxy Statement/Prospectus on May 26, 2023, and RONI has filed other documents regarding the proposed transaction with the SEC and may continue to do so. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF RONI AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, INCLUDING AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RONI, NET POWER, THE TRANSACTION AND RELATED MATTERS. Investors and security holders of RONI may obtain free copies of the Proxy Statement/Prospectus and other documents that are filed or will be filed with the SEC by RONI through the website maintained by the SEC at www.sec.gov or at RONI’s website at www.ricespac.com/rac-ii.

Participants in the Solicitation

RONI and NET Power and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RONI’s shareholders in connection with the transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between RONI and NET Power are contained in the Proxy Statement/Prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. Statements that do not relate strictly to historical or current facts are forward-looking. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include statements regarding (i) the PIPE, including commitments to the PIPE, and (ii) the proposed transaction between NET Power and RONI, including the date on which it will be consummated, and the combined company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “seek,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) conditions to the completion of the proposed business combination and PIPE investment, including shareholder approval of the business combination, may not be satisfied or may not be satisfied on the anticipated schedule; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement between the parties or the termination of any PIPE investor’s subscription agreement; (iii) the effect of the announcement or pendency of the proposed business combination on NET Power’s business relationships, operating results, and business generally; (iv) risks that the proposed business combination disrupts NET Power’s current plans and operations; (v) risks related to diverting management’s attention from NET Power’s ongoing business operations; (vi) potential litigation that may be instituted against RONI or NET Power or their respective directors or officers related to the proposed transaction or the business combination agreement or in relation to NET Power’s business; (vii) the amount of the costs, fees, expenses and other charges related to the proposed business combination and PIPE investment; (viii) risks relating to the uncertainty of the projected financial information with respect to NET Power or the combined company; (ix) NET Power’s history of significant losses; (x) the combined company’s ability to manage future growth effectively; (xi) the combined company’s ability to utilize its net operating loss and tax credit carryforwards effectively; (xii) NET Power’s ability to continue as a going concern if the transactions contemplated herein are not completed; (xiii) the capital-intensive nature of NET Power’s business model, which may require the combined company to raise additional capital in the future; (xiv) barriers the combined company may face in its attempts to deploy and commercialize its technology; (xv) the complexity of the machinery NET Power relies on for its operations and development; (xvi) the combined company’s ability to establish and maintain supply relationships; (xvii) risks related to NET Power’s arrangements with third parties for the development, commercialization and deployment of technology associated with NET Power’s technology; (xviii) risks related to NET Power’s other strategic investors and partners; (xix) the combined company’s ability to successfully commercialize its operations; (xx) the availability and cost of raw materials; (xxi) the ability of NET Power’s supply base to scale to meet the combined company’s anticipated growth; (xxii) risks related to NET Power’s or the combined company’s ability to meet its projections; (xxiii) the combined company’s ability to expand internationally; (xxiv) the combined company’s ability to update the design, construction and operations of the NET Power technology; (xxv) the impact of potential delays in discovering manufacturing and construction issues; (xxvi) the possibility of damage to NET Power’s Texas facilities as a result of natural disasters; (xxvii) the ability of commercial plants using NET Power’s technology to efficiently provide net power output; (xxviii) the combined company’s ability to obtain and retain licenses; (xxix) the combined company’s ability to establish an initial commercial scale plant; (xxx) the combined company’s ability to license to large customers; (xxxi) the combined company’s or NET Power’s ability to accurately estimate future commercial demand; (xxxii) the combined company’s ability to adapt to the rapidly evolving and competitive natural and renewable power industry; (xxxiii) the combined company’s ability to comply with all applicable laws and regulations; (xxxiv) the impact of public perception of fossil fuel derived energy on the combined company’s business; (xxxv) any political or other disruptions in gas producing nations; (xxxvi) the combined company’s ability to protect its intellectual property and the intellectual property it licenses; (xxxvii) the ability to meet stock exchange listing standards following the consummation of the proposed business combination; (xxxviii) changes to the proposed structure of the proposed business combination that may be required or appropriate; (xxxix) the impact of the global COVID-19 pandemic on any of the foregoing risks; and (xl) such other factors as are set forth in RONI’s filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Proxy Statement/Prospectus filed on May 10, 2023, and in its other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and NET Power and RONI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither NET Power nor RONI gives any assurance that either NET Power or RONI, or the combined company, will achieve its expectations.

NET Power Investor Contact:

Bryce Mendes

bryce.mendes@netpower.com

NET Power Media Contact:

Sam Fabens

sfabens@voxglobal.com

* * * * *

Preliminary Transaction Summary

June 2023

RICE Acquisition Corporation

NETPOWER

Disclaimer (1/2)

This presentation of Rice Acquisition Corp. II ("RONI") and NET Power, LLC ("NET Power") is for informational purposes only. This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination between RONI and NET Power or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any securities of RONI, NET Power or any of their respective affiliates.

Cautionary Note Regarding Forward-Looking Statements and Projections. Certain statements in this presentation may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995, each as amended. Forward-looking statements provide current expectations of future events and include any statement that does not directly relate to any historical or current fact. Words such as "anticipates," "believes," "expects," "intends," "plans," "projects," or other similar expressions may identify such forward-looking statements. Actual results may differ materially from those discussed in forward-looking statements as a result of factors, risks and uncertainties over which RONI and NET Power have no control. These factors, risks and uncertainties include, but are not limited to, the following: (i) conditions to the completion of the proposed business combination and PIPE investment, including stockholder approval of the business combination, may not be satisfied or may not be satisfied on the anticipated schedule; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between the parties or the termination of any PIPE investor's subscription agreement; (iii) the effect of the announcement or pendency of the proposed business combination on NET Power's business relationships, operating results, and business generally; (iv) risks that the proposed business combination disrupts NET Power's current plans and operations and potential difficulties in NET Power's employee retention as a result of the proposed business combination; (v) risks related to diverting management's attention from NET Power's ongoing business operations; (vi) potential litigation that may be instituted against RONI or NET Power or their respective directors or officers related to the proposed acquisition or the merger agreement or in relation to NET Power's business; (vii) the amount of the costs, fees, expenses and other charges related to the proposed business combination and PIPE investment; (viii) risks relating to the uncertainty of the projected financial information with respect to NET Power; (ix) NET Power's history of significant losses; (x) NET Power's ability to manage future growth effectively; (xi) NET Power's ability to utilize its net operating loss and tax credit carryforwards effectively; (xii) NET Power's ability to continue as a going concern if the transactions contemplated herein are not completed; (xiii) the capital-intensive nature of NET Power's business model, which may require NET Power to raise additional capital in the future; (xiv) barriers NET Power may face in its attempts to deploy and commercialize its technology; (xv) the complexity of the machinery NET Power relies on for its operations and development; (xvi) NET Power's ability to establish and maintain supply relationships; (xvii) risks related to NET Power's joint development arrangements with Baker Hughes and reliance on Baker Hughes to commercialize and deploy its technology; (xviii) risks related to NET Power's other strategic investors and partners; (xix) NET Power's ability to successfully commercialize its operations; (xx) the availability and cost of raw materials; (xxi) the ability of NET Power's supply base to scale to meet NET Power's anticipated growth; (xxii) risks related to NET Power's ability to meet its projections; (xxiii) NET Power's ability to expand internationally; (xxiv) NET Power's ability to update the design, construction and operations of its NET Power Process (as defined herein); (xxv) the impact of potential delays in discovering manufacturing and construction issues; (xxvi) the possibility of damage to NET Power's Texas facilities as a result of natural disasters; (xxvii) the ability of commercial plants using the NET Power Process to efficiently provide net power output; (xxviii) NET Power's ability to obtain and retain licenses; (xxix) NET Power's ability to establish an initial commercial scale plant; (xxx) NET Power's ability to license to large customers; (xxxi) NET Power's ability to accurately estimate future commercial demand; (xxxii) NET Power's ability to adapt to the rapidly evolving and competitive natural and renewable power industry; (xxxiii) NET Power's ability to comply with all applicable laws and regulations; (xxxiv) the impact of public perception of fossil fuel derived energy on NET Power's business; (xxxv) any political or other disruptions in gas producing nations; (xxxvi) NET Power's ability to protect its intellectual property and the intellectual property it licenses; (xxxvii) the ability to meet stock exchange listing standards following the consummation of the proposed business combination; (xxxviii) changes to the proposed structure of the proposed business combination that may be required or appropriate; (xxxix) the impact of the global COVID-19 pandemic on any of the foregoing risks; and (xl) such other factors as are set forth in RONI's filings with the Securities and Exchange Commission (the "SEC"), including but not limited to those described under the headings "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in the definitive proxy statement/prospectus filed on May 10, 2023 and in its other filings made with the SEC from time to time, which are available via the SEC's website at www.sec.gov. Neither RONI nor NET Power undertake any duty to update these forward-looking statements or the other information contained in this presentation.

Disclaimer (2/2)

No Representations or Warranties. Neither RONI nor NET Power makes any representation or warranty, express or implied, as to the accuracy or completeness of this document or any other information (whether written or oral) that has been or will be provided to you. Nothing contained herein or in any other oral or written information provided to you is, nor shall be relied upon as, a promise or representation of any kind by RONI or NET Power. Without limitation of the foregoing, RONI and NET Power expressly disclaim any representation regarding any projections concerning future operating results or any other forward-looking statement contained herein or that otherwise has been or will be provided to you. Neither RONI nor NET Power shall be liable to you or any prospective investor or any other person for any information contained herein or that otherwise has been or will be provided to you.

Important Information about the Business Combination and Where to Find It. This presentation is being made in respect of the proposed business combination transaction involving RONI and NET Power. RONI has filed with the SEC a registration statement on Form S-4 (File No. 333-268975), including a proxy statement and prospectus (the "proxy statement/prospectus"). This presentation is not a substitute for the proxy statement/prospectus. The proxy statement/prospectus was filed with the SEC on May 10, 2023 and has been sent to all RONI shareholders as of April 18, 2023 (the record date for voting on the proposed transaction). RONI filed a supplement to the proxy statement/prospectus on May 26, 2023, and RONI has filed other documents with the SEC regarding the proposed transaction and may continue to do so. Before making any voting or investment decision, investors and security holders of RONI are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by RONI with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. In addition, the documents filed by RONI may be obtained free of charge from RONI at www.ricespac.com/rac-ii.

Participants in Solicitation. RONI and NET Power and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RONI, in favor of the approval of the proposed transaction. For information regarding RONI's directors and executive officers, please see the proxy statement/prospectus. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus, as they may be amended or supplemented, and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding section.

Preliminary Transaction Summary

Expected Sources & Uses

SOURCES	$mm
Cash in RONI Trust [1]	$120
Rice Friends & Family Investment [2]	$125
OXY Investment [3]	$350
Additional PIPE Investments [4]	$85
NET Power Equity Rollover [5]	$1,362
TOTAL SOURCES	**$2,042**

USES	$mm
NET Power Equity Rollover [5]	$1,362
Cash to Pro Forma Balance Sheet [6]	$645
Transaction Fees and Expenses	$35
TOTAL USES	**$2,042**

Net proceeds of $200mm expected to fund corporate operations through the development of SN1. Proceeds above $200mm expected to advance and support SN1 capital needs, future commercial origination efforts and Asia JV with SK.

Preliminary Pro Forma Valuation

	in mm except Share Price
Share Price	$10.00
(x) Pro Forma Shares Outstanding [7]	211
PRO FORMA EQUITY VALUE	**$2,108**
Plus: Pro Forma Debt	$0
Less: Pro Forma Cash [6]	($645)
PRO FORMA ENTERPRISE VALUE	**$1,463**

Preliminary Pro Forma Ownership

SHAREHOLDER	SHARES (mm)	%
NET Power Existing Shareholders & Employee Options [8]	177	78%
Public Shareholders [9]	15	6%
Rice Friends and Family (incl. sponsor shares) [10]	19	8%
TOTAL PRO FORMA SHARES OUTSTANDING [7]	**211**	**93%**
FULLY DILUTED PRO FORMA SHARES OUTSTANDING [11]	**226**	**100%**

Note: Amounts and percentages may not add up due to rounding.

1. *(a) Preliminary amount reflecting minimum proceeds based on redemption requests as of 5:00 p.m., Eastern Time, on June 2, 2023. Redemption requests may be withdrawn until 11:00 a.m., Eastern Time, on June 6, 2023. (b) Excludes the Rice family's $10mm IPO investment. See footnote (2). (c) Excludes interest earned on investments held in trust account.*
2. *Rice Friends & Family includes non-redemption agreement for Rice family's $10mm IPO investment and an incremental $115mm investment via PIPE.*
3. *$350mm Oxy investment includes $10mm pre-funded to support NET Power's operations through transaction close.*
4. *Includes $50mm PIPE commitment from SK Group.*
5. *Rollover equity excludes $10mm Oxy investment pre-funded to support NET Power's operations through transaction close.*
6. *Cash to Pro Forma Balance Sheet includes $10mm Oxy investment pre-funded to support NET Power's operations through transaction close.*
7. *Pro Forma Shares Outstanding (i) excludes 1.0mm sponsor shares subject to a pro-rata earn-out at $12, $14 and $16 per share, (ii) excludes between 6.3mm and 12.5mm shares to be issued to Baker Hughes associated with funding of the Joint Development Agreement, (iii) excludes up to 2.1mm shares to be issued to Baker Hughes as "bonus shares" associated with achieving certain milestones as part of the Joint Development Agreement, (iv) excludes 10.9mm private warrants with a $11.50/share strike price and (v) excludes 8.6mm public warrants with a $11.50/share strike price.*
8. *NET Power Existing Shareholders & Employee Options figure includes shares to be received pursuant to PIPE, including by owners of NET Power existing shareholders, such as SK.*
9. *(a) Preliminary amount reflecting redemption requests as of 5:00 p.m., Eastern Time, on June 2, 2023, which may be withdrawn until 11:00 a.m., Eastern Time, on June 6, 2023. (b) Includes 2.5mm PIPE shares to be received by non-affiliates.*
10. *RONI sponsor restructured its founder shares to better align interests with new investors including a forfeiture of 1.0mm sponsor shares, placing 1.0mm sponsor shares at-risk to share price increases and locking up 1.6mm sponsor shares for 3 years subject to early release at higher share price thresholds.*
11. *Includes shares described in subsections (i) through (iii) of footnote 7 (i.e., excludes shares underlying public and private warrants).*

* * * * *

Important Information about the Business Combination and Where to Find It

This communication relates to, among other matters, a proposed business combination involving RONI and NET Power. In connection with the Business Combination, RONI has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-268975), including a proxy statement and prospectus (the “Proxy Statement/Prospectus”). This document is not a substitute for the Proxy Statement/Prospectus. The definitive Proxy Statement/Prospectus was filed with the SEC on May 10, 2023 and has been sent to all RONI shareholders as of April 18, 2023 (the record date for voting on the proposed Business Combination). RONI filed a supplement to the Proxy Statement/Prospectus on May 26, 2023, and RONI has filed other documents regarding the proposed Business Combination with the SEC and may continue to do so. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF RONI AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION, INCLUDING AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RONI, NET POWER, THE BUSINESS COMBINATION AND RELATED MATTERS.

Investors and security holders of RONI may obtain free copies of the Proxy Statement/Prospectus and other documents that are filed or will be filed with the SEC by RONI through the website maintained by the SEC at www.sec.gov or at RONI’s website at www.ricespac.com/rac-ii.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements that do not relate strictly to historical or current facts are forward-looking. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include statements regarding (i) the PIPE, including commitments to the PIPE, and (ii) the proposed Business Combination and the combined company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “seek,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) conditions to the completion of the proposed business combination and PIPE investment, including shareholder approval of the business combination, may not be satisfied or may not be satisfied on the anticipated schedule; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement between the parties or the termination of any PIPE investor’s subscription agreement; (iii) the effect of the announcement or pendency of the proposed business combination on NET Power’s business relationships, operating results, and business generally; (iv) risks that the proposed business combination disrupts NET Power’s current plans and operations; (v) risks related to diverting management’s attention from NET Power’s ongoing business operations; (vi) potential litigation that may be instituted against RONI or NET Power or their respective directors or officers related to the proposed Business Combination or the business combination agreement or in relation to NET Power’s business; (vii) the amount of the costs, fees, expenses and other charges related to the proposed business combination and PIPE investment; (viii) risks relating to the uncertainty of the projected financial information with respect to NET Power or the combined company; (ix) NET Power’s history of significant losses; (x) the combined company’s ability to manage future growth effectively; (xi) the combined company’s ability to utilize its net operating loss and tax credit carryforwards effectively; (xii) NET Power’s ability to continue as a going concern if the Business Combination is not completed; (xiii) the capital-intensive nature of NET Power’s business model, which may require the combined company to raise additional capital in the future; (xiv) barriers the combined company may face in its attempts to deploy and commercialize its technology; (xv) the complexity of the machinery NET Power relies on for its operations and development; (xvi) the combined company’s ability to establish and maintain supply relationships; (xvii) risks related to NET Power’s arrangements with third parties for the development, commercialization and deployment of technology associated with NET Power’s technology; (xviii) risks related to NET Power’s other strategic investors and partners; (xix) the combined company’s ability to successfully commercialize its operations; (xx) the availability and cost of raw materials; (xxi) the ability of NET Power’s supply base to scale to meet the combined company’s anticipated growth; (xxii) risks related to NET Power’s or the combined company’s ability to meet its projections; (xxiii) the combined company’s ability to expand internationally; (xxiv) the combined company’s ability to update the design, construction and operations of the NET Power technology; (xxv) the impact of potential delays in discovering manufacturing and construction issues; (xxvi) the possibility of damage to NET Power’s Texas facilities as a result of natural disasters; (xxvii) the ability of commercial plants using NET Power’s technology to efficiently provide net power output; (xxviii) the combined company’s ability to obtain and retain licenses; (xxix) the combined company’s ability to establish an initial commercial scale plant; (xxx) the combined company’s ability to license to large customers; (xxxi) the combined company’s or NET Power’s ability to accurately estimate future commercial demand; (xxxii) the combined company’s ability to adapt to the rapidly evolving and competitive natural and renewable power industry; (xxxiii) the combined company’s ability to comply with all applicable laws and regulations; (xxxiv) the impact of public perception of fossil fuel derived energy on the combined company’s business; (xxxv) any political or other disruptions in gas producing nations; (xxxvi) the combined company’s ability to protect its intellectual property and the intellectual property it licenses; (xxxvii) the ability to meet stock exchange listing standards following the consummation of the proposed business combination; (xxxviii) changes to the proposed structure of the proposed business combination that may be required or appropriate; (xxxix) the impact of the global COVID-19 pandemic on any of the foregoing risks; and (xl) such other factors as are set forth in RONI’s filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Proxy Statement/Prospectus filed on May 10, 2023, and in its other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and NET Power and RONI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither NET Power nor RONI gives any assurance that either NET Power or RONI, or the combined company, will achieve its expectations.

Participants in the Solicitation

RONI and NET Power and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RONI’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are contained in the Proxy Statement/Prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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